UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

PennyMac Financial Services, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

70932B 101

(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 70932B 101	Schedule 13G	Page 2 of 5 Pages

1		Names of Reporting Persons: I.R.S. Identification Nos. of above person (entities only) Matthew Botein
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 911,265 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 911,265 (1)
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 911,265 (1)
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11		Percent of Class Represented by Amount in Row (9) 3.7% (2)
12		Type of Reporting Person (See Instructions) IN

(1)

Consists of 898,552 Class A Units of Private National Mortgage Acceptance Company, LLC that are exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments, and 12,713 shares of Class A common stock.

(2)

The percentage calculation is based upon 23,529,970 shares of Class A common stock outstanding as of December 31, 2017, and is determined in accordance with the rules of the SEC by assuming that the reporting person (and no other individual) has exchanged all of his Class A Units of Private National Mortgage Acceptance Company, LLC for an equivalent number of shares of Class A common stock.

CUSIP NO. 70932B 101	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer
PennyMac Financial Services, Inc.

(b)	Address of Issuer's Principal Executive Offices
3043 Townsgate Road, Westlake Village, CA 91361

Item 2.

(a)	Name of Person Filing:
Matthew Botein

(b)	Address of Principal Business Office or, if none, Residence
3043 Townsgate Road, Westlake Village, CA 91361

(c)	Citizenship United States

(d)	Title of Class of Securities:
Class A common stock, par value $0.0001 per share

(e)	CUSIP Number
70932B 101

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
911,265 (1)

(b)	Percent of Class:
3.7% (2)

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote. 911,265 (1)

(ii) Shared power to vote or to direct the vote. 0

(iii) Sole power to dispose or to direct the disposition of. 911,265 (1)

(iv) Shared power to dispose or to direct the disposition of. 0

CUSIP NO. 70932B 101	Schedule 13G	Page 4 of 5 Pages

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [x].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.     Identification and Classification of Members of the Group

Not Applicable.

Item 9.     Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

Not Applicable.

(1)

Consists of 898,552 Class A Units of Private National Mortgage Acceptance Company, LLC that are exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments, and 12,713 shares of Class A common stock.

(2)

The percentage calculation is based upon 23,529,970 shares of Class A common stock outstanding as of December 31, 2017, and is determined in accordance with the rules of the SEC by assuming that the reporting person (and no other individual) has exchanged all of his Class A Units of Private National Mortgage Acceptance Company, LLC for an equivalent number of shares of Class A common stock.

CUSIP NO. 70932B 101	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 14, 2018

/s/ Matthew Botein
Signature
Matthew Botein